

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 1, 2020

Paul R. Lundstrom
Chief Financial Officer
FLEX LTD.
2 Changi South Lane
Singapore 486123

      Re: FLEX LTD.
         Form 10-K for the Year Ended March 31, 2020
         Filed May 28, 2020
         File No. 000-23354

Dear Mr. Lundstrom:

    We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                    Sincerely,

                                    Division of Corporation Finance
                                    Office of Manufacturing

cc: Heather Childress